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                                   APPENDIX F
                                 MEETING ORDER

                                      F-1
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                                                       Court File No. 02-CL-4715

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                 COMMERCIAL LIST

THE HONOURABLE MR.                          )              FRIDAY, THE 17th DAY
                                            )
JUSTICE FARLEY                              )                 OF JANUARY, 2003

                  IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED

                  AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC., AND NETCOM CANADA INC.

                                                                      APPLICANTS

                                      ORDER

                  THIS MOTION made by the Applicants for an Order setting the procedures with respect to the calling and conduct of a meeting of affected creditors and certain related relief, was heard this day at 393 University Avenue, Toronto.

                  ON READING the Affidavit of David Lazzarato sworn January 14, 2003 (the "Lazzarato Affidavit"), and the Fourth Report of the Monitor, KPMG Inc., dated January 14, 2003, and on hearing the submissions of counsel for the Applicants, KPMG Inc. in its capacity as Monitor, the ad hoc committee of noteholders, AT&T Corp., 720 King West Inc. and Oxford Properties Inc. and the board of directors of AT&T Canada Inc., no one appearing for the remainder of the service list, although duly served with the motion record as appears from the affidavit of service of Rosa Pedretti sworn January 16, 2003.

1. THIS COURT ORDERS that the time for service of the Notice of Motion and the Motion Record herein is hereby abridged so that the motion is properly returnable today, and, further, that any requirement for service of the Notice of Motion and of the Motion Record upon any interested party is hereby dispensed with.


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2. THIS COURT ORDERS that any capitalized terms not otherwise defined in this
Order shall have the meaning ascribed to them in the claims procedure (the "Claims Procedure") approved by Order of this Honourable Court dated November 27, 2002 (the "Claims Procedure Order") and attached as Schedule "A" thereto.

PLAN OF ARRANGEMENT AND INFORMATION CIRCULAR

3. THIS COURT ORDERS that, subject to further Order of this Court, the Applicants shall file with the Court their plan of compromise or arrangement (the "Plan"), and the management information circular in connection therewith (the "Information Circular"), on or before January 22, 2003.

MEETING OF CREDITORS

4. THIS COURT ORDERS that the Applicants shall, subject to further Order of this Court, call, hold and conduct a meeting (the "Creditors' Meeting") of Affected Creditors as provided for by the Plan (hereinafter all Affected Creditors are referred to as "Creditors"), on February 20, 2003, at Toronto, Ontario to consider and, if deemed advisable, to approve the Plan, with or without variation.

5. THIS COURT ORDERS that the Monitor shall cause a notice (the "Notice to Creditors"), substantially in the form attached hereto as Schedule "A", of the Creditors' Meeting and the CCAA Sanction Motion (as hereinafter defined) to be published, commencing on or before January 27, 2003, for a period of two Business Days in The Globe & Mail (National Edition), the National Post, La Presse and The Wall Street Journal.

6. THIS COURT ORDERS that the only Persons entitled to notice of or to attend, speak and vote at the Creditors' Meeting are Creditors possessing a Voting Claim and their legal and financial advisors (including, for purposes of attendance and speaking, their proxy holders), representatives of the Applicants, the Monitor, and their respective legal and financial advisors, members of the Board of Directors of AT&T Canada Inc. and their counsel and the Scrutineers (as defined below). Any other Person may be admitted to the Creditors' Meeting on invitation of the Applicants or the Chair (as hereinafter defined).

7. THIS COURT ORDERS that, on or before January 22, 2003, the Applicants or their solicitation agent (the "Solicitation Agent") shall send by ordinary mail the following


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documents (collectively, the "Meeting Materials") to all Creditors that were sent a Notice of Claim or filed a Proof of Claim, and are eligible to vote at the Creditors' Meeting (other than Noteholders):

         (a)      the Plan;

         (b)      the Information Circular;

         (c) a copy of the proxy for Affected Creditors who are not Noteholders, substantially in the form attached as Schedule "B"; and

         (d)      a copy of this Order.

8. THIS COURT ORDERS that service of a copy of the Meeting Materials to the Creditors in the manner set out in the immediately preceding paragraph, service of the solicitation package to the Noteholders in the manner set out in the Noteholder Voting Procedures (defined below) and paragraph 20 below and publication of the Notice to Creditors in accordance with paragraph 5 hereof, all of which shall occur by January 31, 2003, shall constitute good and sufficient service of this Order and of the Plan, and good and sufficient notice of the Creditors' Meeting on all Persons who may be entitled to receive notice thereof or of these proceedings or who may wish to be present in person or by proxy at the Creditors' Meeting or who may wish to appear in these proceedings, and no other form of notice or service need be made on such Persons, and no other document or material need be served on such Persons in respect of these proceedings.

9. THIS COURT ORDERS that a representative of the Monitor, designated by the Monitor, shall preside as the chair (the "Chair") of the Creditors' Meeting and, subject to this Order and any further Order of this Honourable Court, shall decide all matters relating to the conduct of the Creditors' Meeting.

10. THIS COURT ORDERS that the quorum required at the Creditors' Meeting shall be one (1) Creditor present at such meeting in person or by proxy.

11. THIS COURT ORDERS that the Monitor may appoint scrutineers (the "Scrutineers") for the supervision and tabulation of the attendance at, quorum at and votes cast at


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the Creditors' Meeting. A Person designated by the Monitor shall act as secretary at the Creditors' Meeting.

12. THIS COURT ORDERS that where the amount of an Affected Claim remains unresolved for voting purposes as at the date of the Creditors' Meeting, the Applicants shall conduct the vote subject to a final determination of the value of the Affected Claim for voting purposes, and the Chair shall record and report separately the vote cast in respect of each such Affected Claim pending final determination thereof for voting purposes.

13. THIS COURT ORDERS that if the requisite quorum is not present at the Creditors' Meeting, or the Creditors' Meeting is postponed by the vote of the majority in value of Voting Claims of the Creditors present in person or by proxy, then the Creditors' Meeting shall be adjourned by the Chair to a date thereafter and to such time and place as may be appointed by the Chair.

14. THIS COURT ORDERS that any proxy which any Creditor wishes to submit in respect of the Creditors' Meeting (or any adjournment thereof) must be received by the Monitor by 5:00 p.m. on the Business Day immediately prior to the day on which the Creditors' Meeting (or any adjournment thereof) is to be held, provided that proxies may also be deposited with the Chair at the Creditors' Meeting (or any adjournment thereof) prior to the commencement of the Creditors' Meeting.

15. THIS COURT ORDERS that the record date for the Creditors' Meeting shall be the Business Day immediately prior to the day on which the Creditors' Meeting is to be held.

16. THIS COURT ORDERS that in respect of the Creditors' Meeting, the Chair shall direct a vote with respect to a resolution to approve the Plan and any amendments thereto as the Applicants may consider appropriate.

17. THIS COURT ORDERS that if a Creditor (other than a Noteholder) who has a Voting Claim transfers all or part of its Voting Claim and the transferee delivers an executed copy of the transfer of all or part of such Voting Claim and a written request to the Monitor, no later than five Calendar Days prior to the date of the Creditors' Meeting, that such transferee's name be included on the list of Creditors entitled to vote at the Creditors' Meeting, such transferee shall be entitled to attend and vote the transferred portion of such Voting Claim at the


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Creditors' Meeting if and to the extent such Voting Claim may otherwise be voted at the Creditors' Meeting. However, for the purposes of determining whether the Plan has been approved by a majority in number of the Creditors, only the vote of the transferor or the transferee, whichever holds the highest dollar value of such Voting Claim, will be counted, and, if such value shall be equal, only the vote of the transferee will be counted. If a Voting Claim (other than the Voting Claim of a Noteholder) has been transferred to more than one transferee, for purposes of determining whether the Plan has been approved by a majority in number of the Creditors, only the vote of the transferee with the highest value of such Voting Claim will be counted unless all of the transferees of such Voting Claim deliver a notice to the Monitor at least five Calendar Days prior to the date of the Creditors' Meeting and designate therein the name of the transferee whose vote is to be counted, in which case the vote of such designated transferee will be counted to determine such majority.

NOTEHOLDER VOTING PROCEDURES

18. THIS COURT ORDERS that the Noteholder voting procedures and timeline substantially as described at paragraphs 7 to 18 of the Lazzarato Affidavit (the "Noteholder Voting Procedures") are hereby approved.

19. THIS COURT ORDERS that the instruction letter to participant holders, instruction letter to beneficial owners and Noteholder proxy, substantially in the forms attached as Schedules "C", "D" and "E" to this Order, are hereby approved.

20. THIS COURT ORDERS that, on or before January 24, 2003, the Applicants or the Solicitation Agent shall send by ordinary mail:

         (a) the number of solicitation packages to each participant holder as specifically requested by the participant holder. The solicitation packages shall include the instruction letter to participant holders, the instruction letter to beneficial owners, the Noteholder proxy, the Plan, the Information Circular and a copy of this Order; and

         (b) 20 copies of the solicitation package to Bank of New York and CIBC Mellon Trust Company as indenture trustees for the Notes.


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SANCTION HEARING

21. THIS COURT ORDERS that the Monitor shall report to the Court on the results of the Creditors' Meeting. In the event that the Plan has been approved by the required majority of Creditors, the Applicants shall bring a motion seeking an Order sanctioning the Plan under the COMPANIES CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36, as amended (the "CCAA") returnable before this Honourable Court on February 25, 2003 (the "CCAA Sanction Motion").

22. THIS COURT ORDERS that service of this Order in accordance with paragraphs 7 and 20 hereof, and the publication of the Notice to Creditors in compliance with paragraph 5 hereof, shall constitute good and sufficient service of the Meeting Materials and the CCAA Sanction Motion upon all Persons who are entitled to receive such service and no other form of service need be made and no other materials need be served on such Persons in respect of the Creditors' Meeting and the CCAA Sanction Motion.

23. THIS COURT ORDERS that any Person, other than the Applicants and the Monitor and the service list, wishing to receive materials and appear at the hearing of the CCAA Sanction Motion shall serve upon the solicitors for the Applicants, the Monitor, and the parties on the service list and file with the Court a Notice of Intention to Appear by no later than 4:00 p.m. (Toronto time) on February 20, 2003.

24. THIS COURT ORDERS that in the event that the CCAA Sanction Motion is adjourned, only those Persons who have filed and served a Notice of Intention to Appear shall be served with notice of the adjourned date.

AMENDMENTS TO THE CLAIMS PROCEDURE ORDER AND THE CLAIMS PROCEDURE

25. THIS COURT ORDERS that the Claims Procedure Order be and is hereby amended as follows:

         (a) by adding the Honourable Fred Kaufman Q.C. to the list of Claims Officers in paragraph 5; and

         (b) by adding the word "commencing" between the words "that" and "on" in the first line of paragraph 9.


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26. THIS COURT ORDERS that the Claims Procedure be and is hereby amended as follows:

         (a) in paragraph 28 thereof, by replacing the deadline date "January 17, 2003" for the negotiated resolution of disputes regarding Voting Claims with the date "February 7, 2003";

         (b) in paragraph 28 thereof, by replacing the deadline date "January 22, 2003" for the Court or the Claims Officer to resolve disputes with Creditors as to the amount of their Voting Claim with the date "February 19, 2003";

         (c) in paragraph 32 thereof, by replacing the deadline date "February 11, 2003" for the delivery by the Monitor of Notices of Revision or Disallowance for distribution purposes with the date "March 3, 2003";

         (d) in paragraph 33 thereof, by replacing the deadline date "March 7, 2003" for the delivery by Creditors of a Notice of Dispute of Revision or Disallowance for distribution purposes with the date "March 21, 2003";

         (e) in paragraph 35 thereof, by replacing the deadline date "March 21, 2003" for the negotiated resolution of disputes regarding Distribution Claims with the date "April 4, 2003"; and

         (f) in paragraph 36 thereof, by replacing the deadline date "May 1, 2003" for the resolution by a Claims Officer of disputes regarding Distribution Claims with the date "May 15, 2003".

AGREEMENTS REPUDIATED AFTER CLAIMS BAR DATE

27. THIS COURT ORDERS that parties having agreements with the Applicants that are terminated or repudiated by the Applicants after December 23, 2002 (a "Terminated Creditor") pursuant to paragraph 8(d) of the Amended and Restated Initial Order dated October 15, 2002 shall be dealt with as follows:


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         (a)      such Terminated Creditor shall file its Proof of Claim by the earlier of 10 Calendar Days after the date of receipt of the termination or repudiation and two Business Days before the Creditors' Meeting;

         (b) the Monitor shall have 4 Calendar Days after receiving a Terminated Creditor's Proof of Claim to send a Notice of Revision or Disallowance for voting and/or distribution purposes to the Terminated Creditor;

         (c) the Applicants shall then have 4 Calendar Days to attempt to negotiate a resolution of the dispute with the Terminated Creditor for voting and/or distribution purposes;

         (d) absent a resolution with the Terminated Creditor, the parties shall arrange for a Claims Officer to adjudicate the dispute involving the Terminated Creditor as soon as possible for voting and/or distribution purposes; and

         (e) if there has been no resolution of the amount of a Terminated Creditor's Affected Claim for voting purposes prior to the Creditors' Meeting, the Chair of the Creditors' Meeting shall separately record the vote of Terminated Creditors with unresolved Affected Claims for voting purposes, and note and report the values claimed by such Terminated Creditors and by the Applicants with respect to that vote, pending determination of the final value of such claims for voting or distribution purposes.

GENERAL

28. THIS COURT ORDERS that this Order shall have full force and effect in all provinces and territories in Canada and abroad and as against all Persons against whom it may otherwise be enforceable.

29. THIS COURT ORDERS AND REQUESTS the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada (including, without limitation, the assistance of the Supreme Court of Nova Scotia or any court in Canada pursuant to section 17 of the CCAA) and the Federal Court of Canada and any judicial, regulatory or



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administrative tribunal or other court or any judicial, regulatory or administrative body of the United States and the states or other subdivisions of the United States and of any other nation or state to act in aid of and to be complementary to this court in carrying out the terms of this Order.


                                           /s/      [SIGNATURE ILLEGIBLE]
                                           -------------------------------------

                                                 ENTERED AT/INSCRIT A TORONTO
                                                 ON/BOOK NO:
                                                 LE/DANS LE REGISTRE NO:

                                                         JAN 17 2003

                                                 PER/PAR: [SIGNATURE ILLEGIBLE]


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                                  SCHEDULE "A"

    NOTICE TO AFFECTED CREDITORS OF AT&T CANADA INC., AT&T CANADA CORP., AT&T
      CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC., AND NETCOM CANADA INC.
                          (COLLECTIVELY, "AT&T CANADA")

RE: NOTICE OF MEETING OF AFFECTED CREDITORS OF AT&T CANADA AND PLAN SANCTION HEARING IN AT&T CANADA COMPANIES' CREDITORS ARRANGEMENT ACT ("CCAA") PROCEEDINGS


         NOTICE IS HEREBY GIVEN to Affected Creditors that pursuant to an Order of the Ontario Superior Court of Justice (the "Court") made on January 17, 2003, a meeting of the Affected Creditors of AT&T Canada Inc., AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, Metronet Fiber US Inc., Metronet Fiber Washington Inc., and Netcom Canada Inc., will be held at o, on February 20, 2003 beginning at 10 o'clock a.m. (Toronto time), for the purpose of considering and, if thought advisable, approving the Plan of Arrangement (the "Plan") filed with the Court.

         The claims of Affected Creditors for voting purposes under the Plan will be determined according to the claims procedure ordered by the Court on November 27, 2002, as amended by the Court on January 17, 2003 and as set out in the Plan. Affected Creditors who in accordance with such claims procedure are entitled to vote at the meeting, but are unable to attend the meeting, may vote by proxy. In order to be used at the meeting, a proxy must be deposited at the offices of the Monitor at the address set forth below at any time prior to 5:00 o'clock p.m. (Eastern time) on February 19, 2003, or with the chair of the meeting prior to the commencement of the meeting.

         NOTICE IS HEREBY GIVEN that if the Plan is approved at the meeting of Affected Creditors on February 20, 2003, according to the procedure set out in the Plan, a motion will be



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brought on February 25, 2003 to the Court sitting at 393 University Avenue,
Toronto, Ontario to have the Plan sanctioned (the "Sanction Hearing").

         Any person who wishes to receive materials and appear at the Sanction Hearing must serve upon the solicitors for the Applicants, the Monitor and the parties on the service list and file with the Court a Notice of Intention to Appear by no later than 4:00 p.m. (Eastern time) on February 20, 2003. A copy of the service list may be obtained from the Monitor at the address listed below.

         AFFECTED CREDITORS REQUIRING INFORMATION or a copy of the Plan, Information Circular or proxy documentation may contact KPMG Inc., Court-Appointed Monitor of AT&T Canada, Commerce Court West, Suite 3300, 199 Bay Street, Toronto, Ontario, M5L 1B2, Tel: (416) 777-3203, Fax: (416) 777-3364,
Attention: Philip J. Reynolds. Affected Creditors may also obtain copies of this material from Georgeson Shareholder Communications Inc., the solicitation agent for AT&T Canada, by calling toll free at (866) 203-9356. This material can also be obtained from the web-site WWW.OSLERATTCANADA.COM.

         NOTEHOLDERS wishing to receive a Solicitation Package, consisting of a copy of the Plan, Information Circular and Noteholder proxy documentation, should contact his or her broker or Indenture Trustee.


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                                  SCHEDULE "B"

       IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA)
           AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF
                AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA
              TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY,
             METRONET FIBER US INC., METRONET FIBER WASHINGTON INC.
                             AND NETCOM CANADA INC.
                   (HEREINAFTER REFERRED TO AS "AT&T CANADA")

                                      PROXY
                 (FOR AFFECTED CREDITORS OTHER THAN NOTEHOLDERS)

                  FOR USE BY AFFECTED CREDITORS OF AT&T CANADA


                          MEETING OF AFFECTED CREDITORS

            to be held pursuant to an Order of the Superior Court of
            Justice of Ontario in connection with AT&T Canada's plan
                          of compromise or arrangement
             under the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada)

                     on February 20, 2003 at 10:00 a.m. at:
                                        o

                         and at any adjournment thereof.

BEFORE COMPLETING THIS PROXY, PLEASE READ CAREFULLY THE INSTRUCTIONS FOR COMPLETION OF PROXY ACCOMPANYING THIS PROXY FOR INFORMATION RESPECTING THE PROPER COMPLETION AND RETURN OF THIS PROXY. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN HAVE THE MEANINGS ASCRIBED TO THEM IN THE PLAN OF COMPROMISE OR ARRANGEMENT FILED BY AT&T CANADA ON JANUARY o , (THE "PLAN").

THIS PROXY NEEDS TO BE COMPLETED BY THE AFFECTED CREDITOR AND RETURNED TO THE MONITOR BY 5:00P.M. (EASTERN TIME) ON FEBRUARY 19, 2003 IF THE AFFECTED CREDITOR OR ANY OTHER PERSON ON THE AFFECTED CREDITOR'S BEHALF IS TO ATTEND THE MEETING OF AFFECTED CREDITORS TO VOTE ON THE PLAN OR IF THE AFFECTED CREDITOR WISHES TO APPOINT AN OFFICER OF KPMG INC., IN ITS CAPACITY AS MONITOR OF AT&T CANADA, TO ACT AS THE AFFECTED CREDITOR'S PROXY.

         THE AFFECTED CREDITOR, hereby revokes all proxies previously given and nominates, constitutes, and appoints ______________________________ or, instead of the foregoing, Richard Grudzinski of KPMG Inc., in its capacity as Monitor of AT&T Canada, or such person as that officer may designate as nominee of the Affected Creditor, with power of substitution, to attend on behalf of and act for the Affected Creditor at the Meeting of Affected Creditors to be held in connection with the Plan of AT&T Canada and at any and all adjournments thereof, and to vote the amount of the



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         Affected Creditor's claim for voting purposes as determined pursuant to the Claims Procedure as follows:

         A.       (MARK ONE ONLY):

                  / /      VOTE FOR approval of the Plan; or

                  / /      VOTE AGAINST approval of the Plan

         - and -

         B. vote at the nominee's discretion and otherwise act thereat for and on behalf of the Affected Creditor in respect of any amendments or variations to the above matter and to any other matters that may come before the Meeting of Affected Creditors or any adjournment thereof.

DATED at _____________________     this ____ day of  _______________, 2003.

AFFECTED CREDITOR SIGNATURE:       Per:_________________________________________
                                        (Print Name of Affected Creditor or
                                         Authorized Signing Officer of Affected
                                         Creditor)

                                    By:_________________________________________
                                       (Signature of Affected Creditor or
                                        Authorized Signing Officer of Affected
                                        Creditor)


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                      INSTRUCTIONS FOR COMPLETION OF PROXY

1. IF AN OFFICER OF KPMG INC. IS APPOINTED OR IS DEEMED TO BE APPOINTED AS PROXYHOLDER AND THE AFFECTED CREDITOR FAILS TO INDICATE A VOTE FOR OR AGAINST THE APPROVAL OF THE PLAN ON THIS PROXY, THIS PROXY WILL BE VOTED FOR APPROVAL OF THE PLAN.

2. Each Affected Creditor who has a right to vote has the right to appoint a person (who need not be an Affected Creditor) to attend, act and vote for and on his or her behalf and such right may be exercised by inserting in the space provided therefor the name of the person to be appointed. An Affected Creditor wishing to attend and vote in person at the Meeting of Affected Creditors must insert his or her own name in the space provided in order to do so. If no name has been inserted in the space provided, the Affected Creditor will be deemed to have appointed the officer of the Monitor as the Affected Creditor's proxyholder.

3. If this proxy is not dated in the space provided therefor, it shall be deemed to bear the date on which it was received by the Monitor.

4. This proxy must be signed by the Affected Creditor or by his or her attorney duly authorized in writing or, where the Affected Creditor is a corporation, by a duly authorized officer or attorney of the corporation with an indication of the title of such officer or attorney.

5. Valid proxies bearing or deemed to be bearing a later date shall revoke this proxy. In the event that more than one valid proxy for the same Affected Creditor and bearing or deemed to be bearing the same date is received with conflicting instructions, such proxies will be treated as disputed proxies and shall not be counted.

6. THIS PROXY MUST BE RECEIVED BY THE MONITOR IN ITS CAPACITY AS CLAIMS ADMINISTRATOR BY NO LATER THAN 5:00 P.M. (TORONTO TIME) FEBRUARY 19, 2003, BY DELIVERY, COURIER OR FACSIMILE AT THE FOLLOWING ADDRESS:

                            The Claims Administrator
                                  c/o KPMG Inc.
                     Court Appointed Monitor of AT&T Canada
                               Commerce Court West
                           Suite 3300, 199 Bay Street
                            Toronto, Ontario M5L 1B2

                          Attention: Philip J. Reynolds
                            Telephone: (416) 777-3203
                               Fax: (416) 777-3364



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                                  SCHEDULE "C"

             [GEORGESON SHAREHOLDER COMMUNICATIONS INC. LETTERHEAD]

   THIS CORRESPONDENCE RELATES TO THE CANADIAN CCAA PROCEEDING FOR AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC., AND
                               NETCOM CANADA INC.


January o , 2003

Broker contact
Address





Dear Sir/Madam:

RE: IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT ("CCAA") AND IN THE MATTER OF A PLAN OF ARRANGEMENT OR COMPROMISE (THE "PLAN") OF AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC., AND NETCOM CANADA INC. (COLLECTIVELY, "AT&T CANADA")

You are the participant holder (the "Participant Holder") of a portion of one of the following series of AT&T Canada's public notes (a) the US $250 million 12% senior notes due August, 2007, (b) the US $170 million 10.75% senior discount notes due November, 2007, (c) the US $970 million 9.95% senior discount notes due June, 2008, (d) the US $225 million 10.625% senior notes due November, 2008,
(e) the $150 million 7.15% senior notes due September, 2004, (f) the US $1 billion 7.65% senior notes due September, 2006 and (g) the US $250 million 7.625% senior notes due March, 2005 (the "Notes");

Please find enclosed packages (the "Solicitation Packages"), to be forwarded to the beneficial owners (the "Beneficial Owners") of the Notes as recorded in your account records, on or about the date January 17, 2003, and one copy of the Solicitation Package for your records. THESE MATERIALS ARE TIME SENSITIVE AND SHOULD BE FORWARDED TO THE BENEFICIAL OWNERS WITHOUT DELAY.

THE AGGREGATE QUANTUM OF AFFECTED CLAIMS OWING UNDER EACH INDENTURE UNDER WHICH THE NOTES WERE ISSUED HAS BEEN DETERMINED IN CONSULTATION WITH THE RELEVANT INDENTURE TRUSTEE AND HAS BEEN ACCEPTED FOR THE PURPOSES OF RECEIVING DISTRIBUTIONS UNDER THE PLAN. THE MATTERS ADDRESSED IN THIS LETTER DEAL WITH THE PROCEDURE BY WHICH BENEFICIAL OWNERS OF THE NOTES MAY VOTE ON THE PLAN.



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Each Solicitation Package includes a Proxy form to be completed by the
Beneficial Owners that must be sent directly to KPMG Inc. in the enclosed envelopes. YOU SHOULD INSTRUCT THE BENEFICIAL OWNERS TO SEND THE PROXIES DIRECTLY TO KPMG INC. SHOULD A BENEFICIAL OWNER'S PROXY NOT BE RECEIVED BY KPMG INC. PRIOR TO THE DEADLINE OF 5:00 P.M. EASTERN TIME ON FEBRUARY 19, 2003, THEIR VOTE WILL NOT BE INCLUDED IN THE TABULATION OF VOTES TO ACCEPT OR REJECT THE PLAN (UNLESS THE CHAIR OF THE MEETING EXERCISES THE CHAIR'S DISCRETION TO ACCEPT FOR VOTING PROXIES RECEIVED PRIOR TO THE RELEVANT VOTE).

Solicitation Packages are being provided by Georgeson Shareholder Communications. Please deliver each Solicitation Package to the Beneficial Owner. In each Solicitation Package, you must (i) ensure that you fill in your name as Participant Holder and the account number and principal amount of Notes held in such account on the Proxy and (ii) sign the Proxy as Participant Holder where indicated before the Solicitation Package is forwarded to the Beneficial Owner. Additional copies of the Solicitation Package may be obtained by contacting the undersigned.

We request that you provide any assistance that the Beneficial Owners may require in completing the Proxy. You are not required to compile or submit to KPMG Inc. any information regarding the Beneficial Owners' votes. You are required only to complete any additional Solicitation Packages as required above and to forward all Solicitation Packages to the respective Beneficial Owners.

Should you have any questions regarding the voting process please contact the undersigned or Philip J. Reynolds, Vice-President of KPMG Inc., the Court Appointed Monitor of AT&T Canada, at (416) 777-3203.

Sincerely,



Georgeson Shareholder Communications Inc., solicitation agent for AT&T Canada


Per:

Patrick McHugh
(866) 203-9356
(212) 440-9800 (for banks and brokers)

                                  Schedule "D"

             [GEORGESON SHAREHOLDER COMMUNICATIONS INC. LETTERHEAD]

   THIS CORRESPONDENCE RELATES TO THE CANADIAN CCAA PROCEEDING FOR AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC., AND
                               NETCOM CANADA INC.

January o , 2003

To the Beneficial Owners of (a) the US $250 million 12% senior notes due August, 2007, (b) the US $170 million 10.75% senior discount notes due November, 2007,
(c) the US $970 million 9.95% senior discount notes due June, 2008, (d) the US $225 million 10.625% senior notes due November, 2008, (e) the $150 million 7.15% senior notes due September, 2004, (f) the US $1 billion 7.65% senior notes due September 2006 and (g) the US $250 million 7.625% senior notes due March, 2005 (the "Notes")

RE: IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT ("CCAA") AND IN THE MATTER OF A PLAN OF ARRANGEMENT OR COMPROMISE OF AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC., AND NETCOM CANADA INC. (COLLECTIVELY, "AT&T CANADA")

Please find enclosed in this package (the "Solicitation Package") the following documents for your review and consideration:

     1.  The Noteholders' Proxy, together with a return envelope;
     2.  AT&T Canada's proposed plan of arrangement and reorganization
         (the "Plan"));
     3.  The Information Circular in connection with the Plan; and
     4. A copy of the Order of the Ontario Superior Court of Justice dated January 17, 2003.

The purpose of the Solicitation Package is to provide you with the required documentation to cast your vote, to accept or reject the Plan, at the Meeting of Affected Creditors for AT&T Canada's CCAA proceedings, to be held on February 20, 2003 at o , at 10:00 a.m.

THE AGGREGATE QUANTUM OF AFFECTED CLAIMS OWING UNDER EACH INDENTURE UNDER WHICH THE NOTES WERE ISSUED HAS BEEN DETERMINED IN CONSULTATION WITH THE RELEVANT INDENTURE TRUSTEE AND HAS BEEN ACCEPTED FOR THE PURPOSES OF RECEIVING DISTRIBUTIONS UNDER THE PLAN. THE MATTERS ADDRESSED IN THIS LETTER DEAL WITH THE PROCEDURE BY WHICH BENEFICIAL OWNERS OF THE NOTES MAY VOTE ON THE PLAN.

Please complete the Noteholders Proxy and return it to KPMG Inc., in the enclosed envelope, so that it is received no later than 5:00 p.m. eastern time on February 19, 2003. YOU SHOULD NOT SEND THE PROXY TO YOUR BROKER. YOUR PROXY SHOULD BE SENT DIRECTLY TO KPMG INC. IN THE ENVELOPE PROVIDED. You are required to return the Proxy by this deadline, if you intend to appoint a proxy to cast your vote at the Meeting of Affected Creditors. If your Proxy is not received by 5:00 p.m. eastern time on February 19, 2003, your vote will not be included in the tabulation of votes to accept or reject the Plan (unless the Chair of the Meeting exercises the Chair's discretion to accept for voting purposes Proxies received prior to the vote). However, if you do not vote at the Meeting of Affected Creditors, it will not affect any distribution which may be made to Noteholders under the Plan.

Please review all of the enclosed documents carefully. Should you have any questions regarding the voting process please contact the undersigned or Philip
J. Reynolds, Vice-President of KPMG Inc., the Court Appointed Monitor of AT&T Canada, at (416) 777-3203.


Sincerely,



Georgeson Shareholder Communications Inc., solicitation agent for AT&T Canada


Per:

Patrick McHugh
(866) 203-9356
(212) 440-9800 (for banks and brokers)

                                  Schedule "E"

       IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA)
           AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF
                AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA
              TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY,
             METRONET FIBRE US INC., METRONET FIBRE WASHINGTON INC.
                             AND NETCOM CANADA INC.
                   (HEREINAFTER REFERRED TO AS "AT&T CANADA")

                                 NOTEHOLDERS' PROXY

                  FOR USE BY BENEFICIAL OWNERS OF AT&T CANADA'S
   (a) US $250 MILLION 12% SENIOR NOTES DUE AUGUST, 2007, (b) US $170 MILLION 10.75% SENIOR DISCOUNT NOTES DUE NOVEMBER, 2007, (c) US $970 MILLION 9.95%
        SENIOR DISCOUNT NOTES DUE JUNE, 2008, (d) US $225 MILLION 10.625% SENIOR NOTES DUE NOVEMBER, 2008, (e) CDN $150 MILLION 7.15% SENIOR NOTES DUE SEPTEMBER, 2004, (f) US $1 BILLION 7.65% SENIOR NOTES DUE SEPTEMBER 2006 AND
     (g) US $250 MILLION 7.625% SENIOR NOTES DUE MARCH, 2005, (THE "NOTES")
                                     AT THE

                          MEETING OF AFFECTED CREDITORS

            to be held pursuant to an Order of the Superior Court of
           Justice of Ontario in connection with AT&T Canada's plan of compromise and arrangement (the "Plan")
             under the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada)

                     on February 20, 2003 at 10:00 a.m. at:
                                        o

                         and at any adjournment thereof.

BEFORE COMPLETING THIS PROXY, PLEASE READ CAREFULLY THE INSTRUCTIONS FOR COMPLETION OF PROXY AND THE LETTER FROM GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC. ACCOMPANYING THIS PROXY FOR INFORMATION RESPECTING THE PROPER COMPLETION AND RETURN OF THIS PROXY. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN HAVE THE MEANINGS ASCRIBED TO THEM IN THE PLAN.

THIS PROXY NEEDS TO BE COMPLETED BY THE NOTEHOLDER AND RETURNED TO THE MONITOR BY 5:00P.M. EASTERN TIME ON FEBRUARY 19, 2003 IF THE NOTEHOLDER OR ANY OTHER PERSON ON THE NOTEHOLDER'S BEHALF IS TO ATTEND THE MEETING OF AFFECTED CREDITORS TO VOTE ON THE PLAN OR IF THE NOTEHOLDER WISHES TO APPOINT AN OFFICER OF HOULIHAN LOKEY HOWARD & ZUKIN, IN ITS CAPACITY AS FINANCIAL ADVISORS TO THE AD HOC COMMITTEE OF NOTEHOLDERS, OR KPMG INC., IN ITS CAPACITY AS MONITOR OF AT&T CANADA, TO ACT AS THE NOTEHOLDER'S PROXY.

1. THE NOTEHOLDER, hereby revokes all proxies previously given and nominates, constitutes, and appoints or, instead of the foregoing,

         (MARK ONE ONLY)

                  / / Jonathan Cleveland of Houlihan Lokey Howard and Zukin, financial advisors to the ad hoc committee of Noteholders; or

                  / / Richard Grudzinski of KPMG Inc., in its capacity as Monitor of AT&T Canada or such person as Mr. Cleveland or Mr. Grudzinski may designate, as nominee of the Noteholder, with power of substitution, to attend on behalf of and act for the Noteholder at the Meeting of Affected Creditors to be held in connection with the Plan of AT&T Canada and at any and all adjournments thereof, and to vote the principal amount of Notes represented hereby as follows:

         A.       (MARK ONE ONLY):

                  / /      VOTE FOR approval of the Plan; or

                  / /      VOTE AGAINST approval of the Plan

         - and -

         B. vote at the nominee's discretion and otherwise act thereat for and on behalf of the Noteholder in respect of any amendments or variations to the above matter and to any other matters that may come before the Affected Creditors' Meeting or any adjournment thereof.

2. If the undersigned holds Notes through more than one Participant Holder, please set out the Name, Account Number and principal amount of Notes held on behalf of the Noteholder by each by such Participant Holder.

   -------------------------------------------------------------------------------------------------------------------------

    NAME OF PARTICIPANT HOLDER      SERIES OF NOTES          ACCOUNT NUMBER            PRINCIPAL AMOUNT OF NOTES IN CDN
                                                                                        DOLLARS (NOTES IN $US MUST BE
                                                                                     CONVERTED TO $CDN AT THE NOON BUYING
                                                                                     RATE ON OCTOBER 14, 2002, WHICH RATE
                                                                                             WAS US$1.00=$1.5869
   -------------------------------------------------------------------------------------------------------------------------
   -------------------------------------------------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------------------


Please photocopy this page and attach such photocopied pages hereto if additional space is needed to record additional Beneficial Owner's votes.

TO BE FILLED IN AND SIGNED BY THE PARTICIPANT HOLDER PRIOR TO SENDING THIS PROXY TO THE BENEFICIAL OWNER

Name of Participant Holder for this Proxy:            __________________________

Account Number:                                       __________________________

Principal Amount of Notes Represented by this Proxy:  __________________________


DATED at ____________________ this ____ day of ___________________, 2003.



NOTEHOLDER SIGNATURE:             Per:__________________________________________
                                       (Print Name of Noteholder or Authorized
                                        Signing Officer of Noteholder)

                                  By: _________________________________________
                                      (Signature of Noteholder or Authorized
                                       Signing Officer of Noteholder)


PARTICIPANT HOLDER SIGNATURE:     Per:__________________________________________
                                      (Print Name of Authorized Signing Officer)


                                  By:___________________________________________
                                       (Signature of Authorized Signing Officer)

BY ITS EXECUTION OF THIS PROXY, THE NOTEHOLDER HEREBY AUTHORIZES KPMG INC. TO CONTACT THE PARTICIPANT HOLDER SET OUT ABOVE IN ORDER TO CONFIRM THAT THE INFORMATION SET OUT ABOVE CONFORMS TO THE INFORMATION CONTAINED IN THE RECORDS OF THE PARTICIPANT HOLDER AS OF THE RECORD DATE.

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1. IF A PERSON IS APPOINTED OR IS DEEMED TO BE APPOINTED AS PROXYHOLDER AND THE NOTEHOLDER FAILS TO INDICATE A VOTE FOR OR AGAINST THE APPROVAL OF THE PLAN ON THIS PROXY, THIS PROXY WILL BE VOTED FOR APPROVAL OF THE PLAN.

2. Each Noteholder has the right to appoint a person (who need not be a Noteholder) to attend, act and vote for and on his or her behalf and such right may be exercised by inserting in the space provided therefor the name of the person to be appointed. A Noteholder wishing to attend and vote in person at the Meeting of Affected Creditors must insert his or her own name in the space provided in order to do so. If no name has been inserted in the space provided, the Noteholder will be deemed to have appointed Jonathan Cleveland of Houlihan Lokey Howard and Zukin as the Noteholder's proxyholder.

3. The Noteholder should insert the PRINCIPAL amount of the Notes owned in the space provided using the exchange rate of US$1.00=Cdn.$1.5869. The Monitor will add the amount of accrued interest to such principal amount based on the amounts of accrued interest already provided by the relevant indenture trustee.

4. If this proxy is not dated in the space provided therefor, it shall be deemed to bear the date on which it was mailed or sent to the Participant Holder.

5. This proxy must be signed by the Beneficial Owner or by his or her attorney duly authorized in writing or, where the unitholder is a corporation, by a duly authorized officer or attorney of the corporation with an indication of the title of such officer or attorney.

6. The Participant Holder shall fill in and sign the lower portion of the proxy PRIOR to sending the package to the Beneficial Owner.

7. Valid proxies bearing or deemed to be bearing a later date shall revoke this proxy. In the event that more than one valid proxy for the same account and bearing or deemed to be bearing the same date is received with conflicting instructions, such proxies will be treated as a disputed proxies and shall not be counted.

8. THIS PROXY MUST BE RECEIVED BY THE MONITOR IN ITS CAPACITY AS CLAIMS ADMINISTRATOR BY NO LATER THAN 5:00 P.M. (EASTERN TIME) FEBRUARY 19, 2003, BY DELIVERY, COURIER OR FACSIMILE AT THE FOLLOWING ADDRESS:

                            The Claims Administrator
                                  c/o KPMG Inc.
                     Court Appointed Monitor of AT&T Canada
                               Commerce Court West
                           Suite 3300, 199 Bay Street
                            Toronto, Ontario M5L 1B2
                          Attention: Philip J. Reynolds
                            Telephone: (416) 777-3203
                               Fax: (416) 777-3364

IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT
ACT, R.S.C. 1985, c. C-36, AS AMENDED                  Court File No: 02-CL-4715


AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC., AND NETCOM CANADA INC.
________________________________________________________________________________


                                                          ONTARIO
                                                SUPERIOR COURT OF JUSTICE
                                                    (COMMERCIAL LIST)

                                             Proceeding commenced at Toronto



                                         _______________________________________


                                                          ORDER

                                         _______________________________________


                                             OSLER, HOSKIN & HARCOURT LLP
                                             Box 50, 1 First Canadian Place
                                             Toronto, Ontario, Canada M5X 1B8

                                             Lyndon A.J. Barnes
                                             Tel: (416) 862-6679
                                             Federick L. Myers
                                             Tel: (416) 862-6757
                                             Fax: (416) 862-6666

                                             Solicitors for the Applicants

                                                                      F. 1029193